              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT




          [INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT LOGO]




                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                       AND
                    CONDENSED QUARTERLY FINANCIAL STATEMENTS
                                 MARCH 31, 2002

                                   (UNAUDITED)

CONTENTS
MARCH 31, 2002


MANAGEMENT'S DISCUSSION AND ANALYSIS


FINANCIAL STATEMENT REPORTING      2

MANAGEMENT REPORTING       2

CURRENT VALUE BASIS       3

EQUITY-TO-LOANS       6

RESULTS OF OPERATIONS       6

DEFERRED DRAWDOWN OPTION       7



IBRD CONDENSED FINANCIAL STATEMENTS


BALANCE SHEET     8

STATEMENT OF INCOME     9

STATEMENT OF COMPREHENSIVE INCOME     10

STATEMENT OF CHANGES IN RETAINED EARNINGS      10

STATEMENT OF CASH FLOWS       11

NOTES TO FINANCIAL STATEMENTS      12

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS      15

MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2001 (FY
2001). IBRD undertakes no obligation to update any forward-looking statements made in such documents.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Accounting Standards (together referred to in this document as the `reported basis').

In accordance with FAS 133,(1) IBRD has marked all derivative instruments, as defined by these standards, to fair value, with changes in the fair value being recognized immediately in earnings.

----------

(1) For the purposes of this document, FAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments, and International Accounting Standard No. 39, "Financial Instruments: Recognition and Measurement".


Although these standards allow hedge accounting for certain qualifying hedging relationships, IBRD has elected not to define any qualifying hedging relationships since the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows, based on an appropriate discount rate and incorporating market data. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

TABLE 1 presents selected financial data on three bases: a current value basis, a reported basis, and a pre-FAS 133 reported basis.


TABLE 1:  SELECTED FINANCIAL DATA

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------
                                                              YEAR TO DATE                 FULL YEAR
                                                    ----------------------------------   ---------------
                                                       FY 2002            FY 2001           FY 2001
                                                    --------------     ---------------   ---------------
CURRENT VALUE BASIS
  Net Income                                            $  1,420           $  1,628          $  1,460
     of which current value adjustment                  $    145           $    526          $    367
  Average Interest-earning Assets                       $153,815           $149,718          $150,158
  Net Return on Average Interest-earning Assets             1.23%              1.35% (a)          0.89% (a)
  Return on Loans                                           4.63%              6.67% (a)          5.53% (a)
  Return on Investments                                     3.02%              6.29% (a)          5.91% (a)
  Cost of Borrowings                                        3.21%              6.13% (a)          5.14% (a)
REPORTED BASIS
  Net Income                                            $  1,566           $  2,110          $  1,489
  Operating Income                                      $  1,211           $  1,159          $  1,144
  Average Interest-earning Assets                       $148,796           $146,342          $146,570
  Net Return on Average Interest-earning Assets
     before the effects of FAS 133                          1.08%              1.06%             0.78%
     after the effects of FAS 133                           1.40%              1.72% (b)         0.87% (b)
  Return On Loans                                           5.74%              6.76%             6.67%
  Return On Investments                                     3.04%              6.78%             6.28%
  Cost of Borrowings
     before the effects of FAS 133                          4.43%              6.29%             6.18%
     after the effects of FAS 133                           4.07%              5.51% (b)           6.12% (b)
--------------------------------------------------------------------------------------------------------

(a) EXCLUDES THE CUMULATIVE EFFECT OF THE ADOPTION OF THE CURRENT VALUE BASIS OF ACCOUNTING.
(b) EXCLUDES THE CUMULATIVE EFFECT OF THE ADOPTION OF FAS 133.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 2 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. These balance sheets are presented on a current value basis, together with a reconciliation to the reported basis at March 31, 2002.

IBRD's Condensed Current Value Comprehensive Statements of Income, with a reconciliation to the reported basis, is presented in TABLE 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 4.

CONDENSED CURRENT VALUE BALANCE SHEET

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.


TABLE 2: CONDENSED CURRENT VALUE BALANCE SHEETS AT MARCH 31, 2002 AND JUNE 30, 2001

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------
                                                      MARCH 31, 2002                        JUNE 30, 2001
                                  -------------------------------------------------------   -------------
                                                REVERSAL OF                      CURRENT
                                  REPORTED        FAS 133      CURRENT VALUE      VALUE     CURRENT VALUE
                                    BASIS         EFFECTS       ADJUSTMENT        BASIS        BASIS
                                  ----------     ----------     ----------     ----------    ----------
   Cash                             $    704                                     $    704      $    685
   Investments                        24,504                                       24,504        24,490
   Loans Outstanding                 120,085                        $3,681        123,766       123,062
   Less Accumulated Provision
      for Loan Losses and
      Deferred Loan Income            (5,537)                                      (5,537)       (4,459)
   Swaps Receivable
      Investments                      8,814                                        8,814        11,043
      Borrowings                      60,814        $(2,084)         2,084         60,814        63,326
      Other Asset/Liability              726                                          726           728
   Other Assets                        7,369                          (435)         6,934         7,673
                                  ----------     ----------     ----------     ----------    ----------
        Total Assets                $217,479        $(2,084)        $5,330       $220,725      $226,548
                                  ==========     ==========     ==========     ==========    ==========

   Borrowings                       $105,756        $  (193)        $3,170       $108,733      $110,290
   Swaps Payable
      Investments                      8,612                                        8,612        10,791
      Borrowings                      65,806         (1,115)         1,115         65,806        68,051
      Other Asset/Liability              678              1             (1)           678           701
   Other Liabilities                   6,291                                        6,291         6,971
                                  ----------     ----------     ----------     ----------    ----------
   Total Liabilities                 187,143         (1,307)         4,284        190,120       196,804
   Paid-in Capital                    11,476                                       11,476        11,476
   Retained Earnings and Other
      Equity                          18,860           (777)         1,046         19,129        18,268
                                  ----------     ----------     ----------     ----------    ----------
        Total Liabilities and
           Equity                   $217,479        $(2,084)        $5,330       $220,725      $226,548
                                  ==========     ==========     ==========     ==========    ==========

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The current value also includes IBRD's assessment of the appropriate credit risk, considering its history of payment receipts from borrowers. To recognize the risk inherent in the portfolio, IBRD adjusts the value of its loans through its loan loss provision.

The $3,681 million ($4,196 million--June 30, 2001) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate, which represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at market value or at their estimated fair values. Market value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS

The current value of the borrowings portfolio, including related financial derivatives, is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. The $2,636 million ($3,397 million--June 30, 2001) increase in the borrowings portfolio due to current value adjustments represents the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENT OF INCOME

CURRENT VALUE ADJUSTMENTS

The net current value adjustment of $145 million for the nine months ended March 31, 2002 ($526 million--March 31, 2001) represents the change in the current value of all of IBRD's financial instruments from June 30, 2001 to March 31, 2002. The current value adjustment reflects both changes in interest rates and currency exchange rates. For the nine months ended March 31, 2001, the current value adjustment includes a transition adjustment of $116 million, which was the cumulative effect of the adoption of the current value basis of accounting on July 1, 2000.

During the first nine months of FY 2002, the net increase in the current value adjustments on the balance sheet was $245 million, as shown in TABLE 4. This increase is the result of a $761 million decrease in the mark on borrowings, offset by a $515 million decrease in the mark on the loan portfolio and a $1 million decrease in the mark on other asset/liability swaps. The downward shift in interest rates during the first nine months of FY 2002, as shown in FIGURE 1, did not result in an increase in the loan or borrowings portfolios because both the average yield on loans and the average cost of borrowings decreased by more than the reference market rates. However, because of the repricing lag inherent in the cost pass-through loans, the decrease in the average cost of borrowings was greater than that for the average yield on loans, thereby resulting in a higher decrease in the mark on borrowings than on loans.

The adjustment to current value of $64 million on the comprehensive statement of income moves the change in the mark-to-market unrealized losses on investments from Operating Income under the reported basis to the adjustment relating to current value, to be consistent with the treatment of unrealized gains and losses in the loan and borrowings portfolios.

For purposes of the current value presentation on the comprehensive statement of income, the $281 million adjustment, reflecting the mark from the credit assessment on the loan portfolio, is presented as part of the adjustment relating to current value.

The decrease in the year-to-date current value adjustment from FY 2001 to FY 2002, after taking into consideration the $116 million transition adjustment, is due in part to the smaller decline in medium- and long-term interest rates during the first nine months of FY 2002 than in the same period of FY 2001 (see FIGURE 1).

FIGURE 1: U.S. DOLLAR INTEREST RATES

     FY 2002                                        FY 2001
     [GRAPH]                                        [GRAPH]

The current value adjustment is also affected by changes in exchange rates. During the first nine months of FY 2002, the Japanese yen depreciated and the euro appreciated against the U.S. dollar; in FY 2001, both the Japanese yen and the euro depreciated against the U.S. dollar. This resulted in a positive change of $367 million due to currency translation adjustments.

TABLE 3: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE NINE MONTHS ENDED MARCH 31


IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------
                                                          FY 2002                                 FY 2001
                                   -----------------------------------------------------   --------------------
                                   YEAR TO DATE      ADJUSTMENTS        YEAR TO DATE           YEAR TO DATE
                                     REPORTED         TO CURRENT        CURRENT VALUE         CURRENT VALUE
                                       BASIS            VALUE        COMPREHENSIVE BASIS   COMPREHENSIVE BASIS
                                   -------------     -----------     -------------------   --------------------
Income from Loans                        $5,303                                $5,303               $6,218
Income from Investments, net                586          $  64                    650                1,154
Other Income                                189                                   189                  232
                                   -------------     -----------     -------------------   -----------------
   Total Income                           6,078             64                  6,142                7,604
                                   -------------     -----------     -------------------   -----------------

Borrowing Expenses                        3,873                                 3,873                5,521
Administrative Expenses                     706                                   706                  714
Provision for Loan Losses                   281           (281)                    --                   --
Other Expenses                                7                                     7                    7
                                   -------------     -----------     -------------------   -----------------
   Total Expenses                         4,867           (281)                 4,586                6,242
                                   -------------     -----------     -------------------   -----------------
Operating Income                          1,211            345                  1,556                1,362
Current Value Adjustment                                   145                    145                  526
Provision for Loan Losses--                               (281)                  (281)                (260)
   Current Value
Fas 133 Adjustment                          355           (355)                    --                   --
                                   -------------     -----------     -------------------   -----------------
Net Income                               $1,566          $(146)                $1,420               $1,628
                                   =============     ===========     ===================   =================


TABLE 4: SUMMARY OF CURRENT VALUE ADJUSTMENTS


IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                           BALANCE SHEET EFFECTS AS OF                  TOTAL INCOME STATEMENT
                                                  MARCH 31, 2002                          EFFECT YEAR TO DATE
                                       -----------------------------------              ----------------------
                                                                  OTHER
                                                                  ASSET/    LESS PRIOR
                                        LOANS    BORROWINGS     LIABILITY  YEAR EFFECTS    FY 2002    FY 2001
                                       -------  ------------   ----------- ------------   ---------  ---------
Total Current Value Adjustments on      $3,681     $(2,636)         $1         $(801)         $245       $756
   Balance Sheet

Unrealized (Losses) Gains on                                                                   (64)        57
   Investments(a)

Currency Translation Adjustment(b)                                                             (36)      (403)

Transition Adjustment(c)                                                                        --        116
                                                                                          ---------  ---------
Total Current Value Adjustments                                                               $145       $526
                                                                                          =========  =========
--------------------------------------------------------------------------------------------------------------

(a) UNREALIZED (LOSSES) GAINS ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF CURRENT VALUE ADJUSTMENTS FOR CURRENT VALUE REPORTING.

(b) THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN COMPREHENSIVE CURRENT VALUE NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.

(c) THE $116 MILLION REPRESENTS A ONE-TIME CUMULATIVE EFFECT OF RECORDING THE ADOPTION OF THE CURRENT VALUE BASIS OF ACCOUNTING ON JULY 1, 2000.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses cash flow analysis as a measure of income generating capacity and capital adequacy. TABLE 5 presents this ratio computed on the current value basis, as well as on the reported basis, before the effects of FAS 133.

IBRD's equity capital supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk- bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in TABLE 5, IBRD has maintained a relatively stable equity-to-loans ratio on a current value basis.


RESULTS OF OPERATIONS

To a large extent, the change in IBRD's net income was affected by changes in the credit standing of borrowing countries and the interest rate environment.

INTEREST RATE ENVIRONMENT

During the first nine months of FY 2002, interest rates for most currencies were significantly lower than those in FY 2001. In addition, interest rates declined during the first nine months of both FY 2002 and FY 2001.

FIGURE 2 illustrates these general trends for short-term (six-month LIBOR) U.S. dollar rates.

FIGURE 2:
                   SIX-MONTH LIBOR INTEREST RATES-U.S. DOLLAR

                                    [GRAPH]

OPERATING INCOME

IBRD's operating income is broadly comprised of a spread on interest-earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the nine months ended March 31, 2002, operating income on a reported basis was $1,211 million, compared to $1,159 million for the same period in FY 2001.

TABLE 5:  EQUITY-TO-LOANS


IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                         MARCH 31, 2002    JUNE 30, 2001       MARCH 31, 2001
                                                        ----------------  ---------------     ----------------
CURRENT VALUE BASIS

Equity Used in Equity-to-Loans Ratio                            $25,912         $ 25,710(a)          $ 25,286

Loans and Guarantees Outstanding, net of                       $120,914         $120,479             $121,307
   Accumulated Provision for Loan Losses

Equity-to-Loans                                                   21.43%           21.34%               20.84%

Reported Basis

Equity-to-Loans(b)                                                21.21%           21.42%               20.97%
--------------------------------------------------------------------------------------------------------------

(a) THE JUNE 30, 2001 EQUITY CAPITAL INCLUDES AN AMOUNT REPRESENTING THE TRANSFERS OF FY 2001 NET INCOME TO GENERAL RESERVE APPROVED BY THE EXECUTIVE DIRECTORS ON AUGUST 2, 2001.

(b)   EXCLUDES THE EFFECTS OF FAS 133.

TABLE 6: NET INCOME - REPORTED BASIS

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------
                                                         YEAR TO DATE
                                                      -------------------
                                                      FY 2002     FY 2001
                                                      --------    -------
Loan Interest Income, Net of Funding Costs
  Debt Funded                                          $  622      $  424
  Equity Funded                                         1,325       1,352
                                                      --------    --------
    Total Loan Interest Income, Net of Funding Costs    1,947       1,776
Other Loan Income                                          73          --
Loan Loss Provision                                      (281)       (260)
Investment Income, Net of Funding Costs                    (4)        132
Net Non-interest Expenses                                (524)       (489)
                                                      --------    --------
OPERATING INCOME                                        1,211       1,159
  FAS 133 Adjustment                                      355         951
                                                      --------    --------
NET INCOME                                             $1,566      $2,110
                                                      ========    ========
--------------------------------------------------------------------------------

The $52 million increase in operating income is due primarily to the following:

- A $171 million increase in total loan interest income, net of funding costs, due primarily to the interest rate repricing lag inherent in the cost pass-through loans. While interest rates in FY 2002 were significantly lower than those in FY 2001, as shown in FIGURE 2, the decline was reflected more rapidly in the cost of borrowings than in the return on loans.

- A $73 million increase in other loan income due primarily to the interest income on loans to the Republic of Congo and Cote d'Ivoire which were restored to accrual status in FY2002.

- A $21 million increase in loan loss provision due primarily to a net deterioration in the creditworthiness of the accrual portfolio, partially offset by a release of provision in the nonaccrual portfolio in FY 2002. During both FY 2002 and FY 2001, there was a net deterioration in the accrual portfolio. In FY 2001, all loans to, or guaranteed by, Zimbabwe and Cote d'Ivoire were placed in nonaccrual status. In FY 2002, all loans to, or guaranteed by, Cote d'Ivoire and the Republic of Congo were restored to accrual status.

- A $136 million decrease in investment income, net of funding costs, due primarily to changes in U.S. dollar short-term interest rates. The average duration of the investment portfolio is about three months. In FY 2001, mark-to-market gains on investments were substantial because of the significant decline in interest rates during the third quarter, as shown in FIGURE 2. In contrast, interest rates increased slightly during the third quarter of FY 2002 thereby resulting in mark-to- market losses. Borrowings funding these investments are not marked to market.

FAS 133 ADJUSTMENT

As discussed earlier, IBRD has marked all derivative instruments, as defined by FAS 133, to market. IBRD generally uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. Broadly, as the derivatives are marked to market without the underlying debt being marked to market, in a declining interest rate environment FAS 133 adjustments will result in gains (see FIGURE 1). During the nine months ended March 31, 2002, the FAS 133 adjustment was $355 million compared to $951 million for the same period in FY 2001.

DEFERRED DRAWDOWN OPTION

On October 18, 2001, IBRD approved a Deferred Drawdown Option (DDO) for use with IBRD adjustment loans. A DDO would give IBRD borrowers of a single-tranche adjustment loan the option of deferring the loan's disbursement for up to three years. Loans with a DDO are subject to a commitment fee of 1% per annum. This product is expected to be available during the fourth quarter of FY 2002.

BALANCE SHEET

EXPRESSED IN MILLIONS OF U.S. DOLLARS
                                                                                 MARCH 31, 2002    JUNE 30, 2001
                                                                                  (UNAUDITED)
                                                                                 --------------    -------------
ASSETS
  Due from banks                                                                     $    704          $    685
  Investments--Trading (including securities transferred under repurchase or security lending agreements of $33 million--March 31, 2002; $206 million
    --June 30, 2001)                                                                   24,417            24,168
  Securities purchased under resale agreements                                             87               322
  Nonnegotiable, noninterest-bearing demand obligations on account of
    subscribed capital                                                                  1,696             1,838
  Receivable from currency and interest rate swaps
    Investments                                                                         8,814            11,043
    Borrowings (including $2,084 million due to FAS 133--March 31, 2002; $2,032
      million--June 30, 2001)                                                          60,814            63,326
    Other Asset/Liability (including $nil million due to FAS 133--March 31,
      2002; $2 million--June 30, 2001)                                                    726               728
  Loans outstanding--Note B
    Total loans                                                                       154,296           156,800
    Less undisbursed balance                                                           34,211            37,934
                                                                                    ----------        ----------
      Loans outstanding                                                               120,085           118,866
    Less:
      Accumulated provision for loan losses                                             4,226             3,959
      Deferred loan income                                                              1,311               500
                                                                                    ----------        ----------
        Net loans outstanding                                                         114,548           114,407
  Other assets                                                                          5,673             6,324
                                                                                    ----------        ----------
  Total assets                                                                       $217,479          $222,841
                                                                                    ==========        ==========

LIABILITIES
  Borrowings
    Short-term                                                                       $  5,753          $  6,918
    Medium- and long-term (including $193 million due to FAS 133--March 31,
      2002; $45 million--June 30, 2001)                                               100,003            99,839
  Securities sold under repurchase agreements and payable for cash collateral
    received                                                                               33               207
  Payable for currency and interest rate swaps
    Investments                                                                         8,612            10,791
    Borrowings (including $1,115 million due to FAS 133--March 31, 2002; $1,362
      million--June 30, 2001)                                                          65,806            68,051
    Other Asset/Liability (including $(1) million due to FAS 133--March 31,
      2002; $nil million--June 30, 2001)                                                  678               701
  Payable for Board of Governors-approved transfers--Note C                             1,373             1,093
  Other liabilities                                                                     4,885             5,671
                                                                                    ----------        ----------
      Total liabilities                                                               187,143           193,271
                                                                                    ----------        ----------

EQUITY
  Capital stock--Authorized (1,581,724 shares--March 31, 2002 and June 30, 2001)
    Subscribed (1,570,895 shares--March 31, 2002 and June 30, 2001)                   189,505           189,505
    Less uncalled portion of subscriptions                                            178,029           178,029
                                                                                    ----------        ----------
                                                                                       11,476            11,476
  Amounts to maintain value of currency holdings of paid-in capital stock              (1,069)             (912)
  Retained earnings (see Statement of Changes in Retained Earnings; Note C)            21,015            19,851
  Accumulated other comprehensive loss--Note D                                         (1,086)             (845)
                                                                                    ----------        ----------
      Total equity                                                                     30,336            29,570
                                                                                    ----------        ----------
  Total liabilities and equity                                                       $217,479          $222,841
                                                                                    ==========        ==========

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS
                                                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                                                        MARCH 31                MARCH 31
                                                                      (UNAUDITED)              (UNAUDITED)
                                                                   ------------------      -----------------
                                                                    2002       2001         2002       2001
                                                                   ------     ------       ------     ------
INCOME
   Loans--Note B                                                   $1,651     $2,008       $5,303     $6,218
   Investments--Trading                                               120        382          574      1,193
   Securities purchased under resale agreements                         6          3           16         21
   Income from Staff Retirement Plan                                   20         39           62        117
   Other                                                               42         44          127        115
                                                                   ------     ------       ------     ------
        Total income                                                1,839      2,476        6,082      7,664
                                                                   ------     ------       ------     ------

EXPENSES
   Borrowings                                                       1,121      1,792        3,873      5,521
   Securities sold under repurchase agreements and                      1          3            4          3
      payable for cash collateral received
   Administrative                                                     192        188          572        594
   Contributions to special programs                                   80         46          134        120
   Provision for loan losses--Note B                                  227        129          281        260
   Other                                                                2          2            7          7
                                                                   ------     ------       ------     ------
        Total expenses                                              1,623      2,160        4,871      6,505
                                                                   ------     ------       ------     ------

OPERATING INCOME                                                      216        316        1,211      1,159
FAS 133 adjustment                                                   (498)       (21)         355        732
                                                                   ------     ------       ------     ------
(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN                  (282)       295        1,566      1,891
   ACCOUNTING PRINCIPLE
Cumulative effect of change in accounting principle                    --         --           --        219
                                                                   ------     ------       ------     ------

NET (LOSS) INCOME                                                  $ (282)    $  295       $1,566     $2,110
                                                                   ======     ======       ======     ======

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS
                                                     THREE MONTHS ENDED               NINE MONTHS ENDED
                                                          MARCH 31                         MARCH 31
                                                        (UNAUDITED)                      (UNAUDITED)
                                                  -------------------------        -------------------------
                                                    2002             2001            2002             2001
                                                  --------         --------        --------         --------
Net (loss) income                                  $(282)           $ 295           $1,566           $2,110
Other comprehensive income--Note D
   Cumulative effect of change in                     --               --               --              500
      accounting principle
   Reclassification of FAS 133 transition            (12)             (35)             (97)             (87)
      adjustment to net income
   Currency translation adjustments                  (36)            (307)            (144)            (535)
                                                  --------         --------        --------         --------
   Total other comprehensive loss                    (48)            (342)            (241)            (122)
                                                  --------         --------        --------         --------
Comprehensive (loss) income                        $(330)           $ (47)          $1,325           $1,988
                                                  ========         ========        ========         ========



STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS
                                                                                       NINE MONTHS ENDED
                                                                                            MARCH 31
                                                                                          (UNAUDITED)
                                                                                    -------------------------
                                                                                      2002             2001
                                                                                    -------          --------
Retained earnings at beginning of the fiscal year                                   $19,851          $19,027
   Board of Governors-approved transfers--Note C                                       (402)            (635)
   Net income for the period                                                          1,566            2,110
                                                                                    -------          --------
Retained earnings at end of the period                                              $21,015          $20,502
                                                                                    =======          ========

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF CASH FLOWS

EXPRESSED IN MILLIONS OF U.S. DOLLARS
                                                                                        NINE MONTHS ENDED
                                                                                             MARCH 31
                                                                                           (UNAUDITED)
                                                                                  ------------------------------
                                                                                     2002                 2001
                                                                                  ----------           ---------
Cash flows from lending activities
   Loans
      Disbursements                                                                $ (8,974)           $ (8,693)
      Principal repayments and prepayments                                            8,276               7,383
      Loan origination fees received                                                      7                   1
                                                                                  ----------           ---------
           Net cash used in lending activities                                         (691)             (1,309)
                                                                                  ----------           ---------
Cash flows used for payments for Board of Governors-approved transfers                 (115)               (342)
Cash flows from financing activities
   Medium- and long-term borrowings
      New issues                                                                     19,073              10,817
      Retirements                                                                   (18,082)            (11,963)
   Net short-term borrowings                                                         (1,250)              5,102
   Net currency and interest rate swaps--borrowings                                     (62)             (1,428)
   Net capital stock transactions                                                        56                  54
                                                                                  ----------           ---------
           Net cash (used in) provided by financing activities                         (265)              2,582
                                                                                  ----------           ---------
Cash flows from operating activities
   Net income                                                                         1,566               2,110
   Adjustments to reconcile net income to net cash provided by operating activities
      FAS 133 adjustment                                                               (355)               (732)
      Cumulative effect of change in accounting principle                               --                 (219)
      Depreciation and amortization                                                       8                 705
      Income from Staff Retirement Plan                                                 (62)               (117)
      Provision for loan losses                                                         281                 260
      Net changes in other assets and liabilities                                      (760)                 27
                                                                                  ----------           ---------
           Net cash provided by operating activities                                    678               2,034
                                                                                  ----------           ---------
Effect of exchange rate changes on unrestricted cash and liquid investments              (2)                (88)
                                                                                  ----------           ---------
Net (decrease) increase in unrestricted cash and liquid investments                    (395)              2,877
Unrestricted cash and liquid investments at beginning of the fiscal year             24,407              24,331
                                                                                  ----------           ---------
Unrestricted cash and liquid investments at end of the period                      $ 24,012            $ 27,208
                                                                                  ==========           =========
Composed of
   Investments--Trading                                                            $ 24,417            $ 26,383
   Other                                                                               (405)                825
                                                                                  ----------           ---------
                                                                                   $ 24,012            $ 27,208
                                                                                  ==========           =========
Supplemental disclosure
   Increase (decrease) in ending balances resulting from exchange rate fluctuations
      Loans outstanding                                                            $   (367)           $ (2,687)
      Borrowings                                                                       (843)             (4,676)
      Currency and interest rate swaps--borrowings                                      628               2,753
   Capitalized loan origination fees included in total loans                             89                  52
   Capitalized interest and charges related to certain consolidation loans              799                  --

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

NOTE A--FINANCIAL INFORMATION


The unaudited condensed financial statements should be read in conjunction with the June 30, 2001 financial statements and the notes included therein. In the opinion of management, the condensed interim financial statements reflect all adjustments necessary for a fair presentation of the International Bank for Reconstruction and Development's (IBRD) financial position and results of operations in accordance with generally accepted accounting principles in the United States of America and International Accounting Standards. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform with the current period's presentation.


NOTE B--LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For fiscal year 2002, IBRD continues to offer waivers of a portion of interest owed by all eligible borrowers. For the three and nine months ended March 31, 2002, the effect of this waiver was to reduce Net Income by $19 million and $81 million, respectively, compared with $40 million and $98 million for the respective fiscal year 2001 periods. In addition, IBRD continues to waive a portion of the commitment charge on all eligible undisbursed balances on loans to all borrowers. For the three and nine months ended March 31, 2002, the effect of this waiver was to reduce net income by $38 million and $117 million, respectively, compared with $42 million and $131 million for the respective fiscal year 2001 periods.

OVERDUE AMOUNTS

At March 31, 2002, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At March 31, 2002, loans made to or guaranteed by certain member countries with an aggregate principal balance outstanding of $3,001 million ($2,832 million--June 30, 2001), of which principal of $310 million ($1,331 million--June 30, 2001) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $302 million ($1,087 million--June 30, 2001). If these loans had not been in nonaccrual status, income from loans for the three and nine months ended March 31, 2002 would have been higher by $10 million and $34 million, respectively, compared with $41 million and $71 million for the respective fiscal year 2001 periods. A summary of countries with loans in nonaccrual status follows:

IN MILLIONS
---------------------------------------------------------------------------------------------------------
                                                                     MARCH 31, 2002
                                               ----------------------------------------------------------
                                                PRINCIPAL         PRINCIPAL, INTEREST     NONACCRUAL
BORROWER                                       OUTSTANDING        AND CHARGES OVERDUE       SINCE
---------------------------------------------------------------------------------------------------------
WITH OVERDUES
   Congo, Democratic Republic of                 $   81                   $128           November 1993
   Iraq                                              36                     67           December 1990
   Liberia                                          123                    290           June 1987
   Syrian Arab Republic                              12                     23(a)        February 1987
   Zimbabwe                                         391                    104           October 2000
                                                 -------                  -----
   Total                                            643                    612
                                                 -------                  -----

WITHOUT OVERDUES
   Bosnia and Herzegovina                           533                     --           September 1992
   Yugoslavia, Federal Republic of                1,825                     --           September 1992
                                                 -------                  -----

TOTAL                                            $3,001                   $612
                                                 =======                  =====
---------------------------------------------------------------------------------------------------------

(a)  REPRESENTS INTEREST AND CHARGES OVERDUE.

The average recorded investment in nonaccruing loans during the three and nine months ended March 31, 2002 was $2,930 million and $2,870 million, respectively, compared with $2,521 million and $2,291 million for the respective fiscal year 2001 periods.

During the nine months ended March 31, 2002, Cote d'Ivoire and the Republic of Congo cleared all of their overdue service payments to IBRD and the International Development Association (IDA), and all IBRD loans to, or guaranteed by, these two countries were restored to accrual status. As a result, income from loans for the nine months ended March 31, 2002 increased by $40 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. No loans came out of nonaccrual status during the nine months ended March 31, 2001.

In December 2001, Bosnia and Herzegovina commenced making principal repayments on the consolidation loans that were extended by IBRD in June 1996.

On January 8, 2002, the accumulated arrears on loans to the Federal Republic of Yugoslavia (FRY) were cleared through six new consolidation loans extended by IBRD. These new loans consolidated all overdue and accrued interest and charges with FRY's then outstanding loans. This resulted in an increase in loans outstanding of $799 million and the deferral of the recognition of the related interest income. The net exposure to FRY has not changed as a result of this event. All of these consolidation loans are fixed-spread single currency loans, denominated in euro, and carry the current interest rate terms for this product, which, at the time of consolidation, was LIBOR plus a 55 basis point spread. They have a final maturity of thirty years, which includes a three-year grace period. The previous loans had final maturities ranging from January 1, 1992 to March 15, 2005 and a combined weighted-average interest rate of 5.5%.

ACCUMULATED PROVISION FOR LOAN LOSSES

Changes to the Accumulated Provision for Loan Losses for the nine months ended March 31, 2002 and for the fiscal year ended June 30, 2001 are summarized below:

IN MILLIONS
------------------------------------------------------
                               MARCH  31, JUNE 30,
                                  2002      2001
                               ---------- --------
Balance, beginning of the        $3,959    $3,400
  fiscal year
Provision for loan losses           281       676
Translation adjustment              (14)     (117)
                               ---------- --------

Balance, end of the period       $4,226    $3,959
                               ========== ========
------------------------------------------------------

Of the Accumulated Provision for Loan Losses of $4,226 million ($3,959 million--June 30, 2001), $730 million is attributable to the nonaccruing loan portfolio at March 31, 2002 ($1,090 million--June 30, 2001).

GUARANTEES

Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee. Guarantees of loan principal and interest of $1,567 million at March 31, 2002 ($1,605 million--June 30, 2001) were not included in reported loan balances. These amounts represent the maximum potential risk if the principal or interest payments guaranteed for these entities are not made. As of March 31, 2002, no guarantees provided by IBRD have been called.

FIFTH DIMENSION PROGRAM

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At March 31, 2002, IDA had approved development credits of $1,692 million ($1,679 million--June 30, 2001) under this program from its inception, of which $1,683 million ($1,651 million--June 30, 2001) had been disbursed to the eligible countries.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment. For the nine months ended March 31, 2002, loans to each of two countries generated in excess of ten percent of loan income. Loan income from these two countries was $666 million and $576 million, respectively.


NOTE C--RETAINED EARNINGS,
ALLOCATIONS AND TRANSFERS

Retained Earnings was comprised of the following elements at March 31, 2002 and June 30, 2001:

IN MILLIONS
------------------------------------------------------
                                 MARCH 31,  JUNE 30,
                                   2002      2001
                                 -------   -------
Special Reserve                  $   293   $   293
General Reserve                   17,841    17,223
Pension Reserve                      870       715
Surplus                              100       131
Cumulative FAS 133
  Adjustments                        345        --
Unallocated Net
  Income                           1,566     1,489
                                 -------   -------
Total                            $21,015   $19,851
                                 =======   =======
------------------------------------------------------

On August 2, 2001, the Executive Directors allocated $618 million of the net income earned in the fiscal year ended June 30, 2001 to the General Reserve and $155 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan and its accounting income for the fiscal year 2001. In addition, the Executive Directors allocated $345 million of fiscal year 2001 net income to a separate category of retained earnings-- "Cumulative FAS 133 Adjustments."

On December 4, 2001, the Board of Governors approved the following transfers out of fiscal year 2001 unallocated net income: $302 million to IDA and $69 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund. In addition, the Board of Governors approved the transfer of $31 million to the HIPC Debt Initiative Trust Fund out of Surplus. Of the $302 million that was approved for transfer to IDA, $300 million is to be drawn down in fiscal year 2005 and the remaining $2 million was transferred in December 2001 as a reimbursement of IDA's share of the balance of the fiscal year 2000 cost of implementing the Strategic Compact of IBRD and IDA.

At March 31, 2002, the unpaid balances of all the above- mentioned Board-approved transfers have been included in Payable for Board of Governors-approved Transfers on the balance sheet.


NOTE D--COMPREHENSIVE INCOME

For IBRD, comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Loss balances for the nine months ended March 31, 2002 and March 31, 2001:

IN MILLIONS
--------------------------------------------------------------------------------------------------------------------------
                                                                     NINE MONTHS ENDED MARCH 31, 2002
                                                  ------------------------------------------------------------------------
                                                                    CUMULATIVE
                                                   CUMULATIVE    EFFECT OF CHANGE                             TOTAL
                                                  TRANSLATION     IN ACCOUNTING                         ACCUMULATED OTHER
                                                   ADJUSTMENT       PRINCIPLE      RECLASSIFICATION(a)  COMPREHENSIVE LOSS
                                                  -----------    ----------------  ----------------     ------------------
Balance, beginning of the fiscal year                $(1,176)           $500             $(169)              $  (845)
Changes from period activity                            (144)             --               (97)                 (241)
                                                  -----------    ----------------  ----------------     --------------
Balance, end of the period                           $(1,320)           $500             $(266)              $(1,086)
                                                  ===========    ================  ================     ==============
--------------------------------------------------------------------------------------------------------------------------

IN MILLIONS
--------------------------------------------------------------------------------------------------------------------------
                                                                     NINE MONTHS ENDED MARCH 31, 2001
                                                  ------------------------------------------------------------------------
                                                                    CUMULATIVE
                                                   CUMULATIVE     EFFECT OF CHANGE                            TOTAL
                                                  TRANSLATION      IN ACCOUNTING                        ACCUMULATED OTHER
                                                   ADJUSTMENT        PRINCIPLE     RECLASSIFICATION(a)  COMPREHENSIVE LOSS
                                                  -----------    ----------------  ----------------     ------------------
Balance, beginning of the fiscal year                $  (641)           $ --             $ --                $(641)

Changes from period activity                            (535)            500              (87)                (122)
                                                  -----------    ----------------  ----------------     ------------

Balance, end of the period                           $(1,176)           $500             $(87)               $(763)
                                                  ===========    ================  ================     ==============
--------------------------------------------------------------------------------------------------------------------------

(a)   RECLASSIFICATION OF FAS 133 TRANSITION ADJUSTMENT TO NET INCOME.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

[DELOITTE TOUCHE TOHMATSU LETTERHEAD]

                                                            DELOITTE
                                                            TOUCHE
                                                            TOHMATSU
                                                            (INTERNATIONAL FIRM)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

President and Board of Governors
  International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2002, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month and nine-month periods ended March 31, 2002 and 2001. These financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2001, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated July 30, 2001, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2001 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


/s/ Deloitte Touche Tohmatsu (International Firm)

May 6, 2002

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                   TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)


                       SEC REPORT - CHANGES IN BORROWINGS
              BORROWINGS (MLT) JANUARY 01, 2002 THRU MARCH 31, 2002

                                                                       Page 1/10

-------------------------------------------------------------------------------------------------------------------------------
                                                   DESK: ALM,DFL,XPOOL,IBRD

BORROWING TYPE      DESCRIPTION         TRADE ID   CURRENCY EXTERNAL ID  CURRENCY AMOUNT US$ EQUIVALENT  SETTLEMENT    MATURITY
                                                                                                         DATE          DATE
--------------      -----------         --------   -------- -----------  --------------- --------------  ----------    --------

-------------------------------------------------------------------------------------------------------------------------------
NEW BORROWINGS

        GLDDP

GOLD
BOND/SELL XAU/IBRD/CB/0304XAU01.33      0000005624 XAU      PHYSICAL              64,138    18,757,203  13-Mar-2002 15-Mar-2004
BOND/SELL XAU/IBRD/CB/0304XAU01.27      0000005671 XAU      PHYSICAL              95,854    28,521,414  27-Mar-2002 29-Mar-2004
BOND/SELL XAU/IBRD/GDIF/0312XAUSTR      0000005656 XAU                            76,000    22,553,000  28-Mar-2002 28-Mar-2012
                                                                                         -------------
TOTAL BY CURRENCY                                                                           69,831,618
                                                                                         =============
TOTAL                                                                                       69,831,618

MTBOC

AUSTRALIAN DOLLAR
BOND/SELL AUD/IBRD/GDIF/0205AUD04.46    0000005500 AUD                        50,000,000    25,777,500  29-Jan-2002 01-Feb-2005
BOND/SELL AUD/IBRD/GDIF/0205AUD04.97    0000005529 AUD                        20,000,000    10,363,000  19-Feb-2002 18-Feb-2005
                                                                                         -------------
TOTAL BY CURRENCY                                                                           36,140,500

CANADIAN DOLLAR
BOND/SELL CAD/IBRD/GDIF/0114CADSTR      0000005494 CAD                        30,000,000    18,880,987  31-Jan-2002 31-Jan-2014
                                                                                         -------------
TOTAL BY CURRENCY                                                                           18,880,987
                                                                                         -------------
EURO CURRENCY
BOND/SELL EUR/IBRD/GDIF/0105EUR03.29    0000005485 EUR                        20,000,000    17,515,000  28-Jan-2002 28-Jan-2005
BOND/SELL EUR/IBRD/0205EUR03.60         0000005527 EUR                        52,000,000    45,258,200  19-Feb-2002 18-Feb-2005
BOND/SELL EUR/IBRD/GDIF/0205EUR03.38    0000005545 EUR                        23,000,000    20,031,850  26-Feb-2002 25-Feb-2005
BOND/SELL EUR/IBRD/GDIF/0305EUR03.50    0000005544 EUR                        85,000,000    73,724,750  07-Mar-2002 07-Mar-2005
BOND/SELL EUR/IBRD/GDIF/0305EUR03.5001  0000005601 EUR                        10,000,000     8,791,500  20-Mar-2002 22-Mar-2005
BOND/SELL EUR/IBRD/GDIF/0305EUR03.82    0000005623 EUR                        30,000,000    26,523,000  25-Mar-2002 30-Mar-2005
BOND/SELL EUR/IBRD/GDIF/0305EUR03.48    0000005602 EUR                        24,000,000    21,128,400  26-Mar-2002 29-Mar-2005
                                                                                         -------------
TOTAL BY CURRENCY                                                                          212,972,700
                                                                                         -------------

HUNGARIAN FORINT
BOND/SELL HUF/IBRD/GDIF/0703HUF07.75    0000005469 HUF                    10,000,000,000    36,541,025  17-Jan-2002 18-Jul-2003
                                                                                         -------------
TOTAL BY CURRENCY                                                                           36,541,025
                                                                                         -------------

JAPANESE YEN
BOND/SELL JPY/IBRD/GDIF/0122JPYSTR      0000005443 JPY                     1,600,000,000    12,138,224  07-Jan-2002 07-Jan-2022
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR      0000005418 JPY                     5,000,000,000    38,223,377  08-Jan-2002 09-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR01    0000005420 JPY                     5,000,000,000    38,223,377  08-Jan-2002 09-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR02    0000005424 JPY                     3,000,000,000    22,934,026  08-Jan-2002 09-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR03    0000005426 JPY                     5,050,000,000    38,605,611  08-Jan-2002 09-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR05    0000005444 JPY                     1,500,000,000    11,467,013  08-Jan-2002 08-Jan-2032


                                                                       Page 2/10

-------------------------------------------------------------------------------------------------------------------------------
                                                   DESK: ALM,DFL,XPOOL,IBRD

BORROWING TYPE      DESCRIPTION         TRADE ID   CURRENCY EXTERNAL ID  CURRENCY AMOUNT US$ EQUIVALENT  SETTLEMENT    MATURITY
                                                                                                         DATE          DATE
--------------      -----------         --------   -------- -----------  --------------- --------------  ----------    --------

-------------------------------------------------------------------------------------------------------------------------------
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR06    0000005445 JPY                     1,500,000,000    11,407,712  09-Jan-2002 09-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR07    0000005447 JPY                     1,000,000,000     7,605,142  09-Jan-2002 09-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0122JPYSTR01    0000005446 JPY                     1,000,000,000     7,539,204  10-Jan-2002 11-Jan-2022
BOND/SELL JPY/IBRD/GDIF/0422JPYSTR      0000005448 JPY                     1,200,000,000     9,047,045  10-Jan-2002 04-Apr-2022
BOND/SELL JPY/IBRD/GDIF/0122JPYSTR02    0000005449 JPY                     1,000,000,000     7,539,204  10-Jan-2002 11-Jan-2022
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR08    0000005451 JPY                     1,800,000,000    13,633,265  15-Jan-2002 14-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR09    0000005453 JPY                     2,200,000,000    16,662,880  15-Jan-2002 14-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR10    0000005454 JPY                     2,100,000,000    15,947,753  16-Jan-2002 16-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR17    0000005458 JPY                     2,700,000,000    20,504,254  16-Jan-2002 16-Sep-2031
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR18    0000005462 JPY                     2,000,000,000    15,188,337  16-Jan-2002 16-Sep-2031
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR07    0000005459 JPY                     3,100,000,000    23,667,734  17-Jan-2002 17-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR08    0000005460 JPY                     2,100,000,000    16,032,981  17-Jan-2002 17-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR11    0000005461 JPY                     2,000,000,000    15,269,506  17-Jan-2002 14-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR09    0000005463 JPY                     3,000,000,000    22,904,258  17-Jan-2002 17-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR12    0000005464 JPY                     3,000,000,000    22,904,258  17-Jan-2002 14-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR10    0000005465 JPY                     3,000,000,000    22,904,258  17-Jan-2002 17-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR11    0000005466 JPY                     3,000,000,000    22,904,258  17-Jan-2002 17-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0130JPYSTR      0000005467 JPY                     1,200,000,000     9,161,703  17-Jan-2002 18-Jan-2030
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR04    0000005440 JPY                     1,000,000,000     7,527,003  22-Jan-2002 22-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR17    0000005484 JPY                     2,400,000,000    17,875,098  24-Jan-2002 23-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR13    0000005473 JPY                     3,500,000,000    26,039,729  28-Jan-2002 28-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR15    0000005481 JPY                     1,000,000,000     7,439,923  28-Jan-2002 28-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR18    0000005487 JPY                     5,000,000,000    37,199,613  28-Jan-2002 28-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR14    0000005477 JPY                     2,100,000,000    15,630,814  29-Jan-2002 29-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR16    0000005482 JPY                     5,000,000,000    37,216,224  29-Jan-2002 29-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR19    0000005491 JPY                     2,300,000,000    17,189,836  30-Jan-2002 30-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0132JPYSTR20    0000005495 JPY                     1,000,000,000     7,473,842  30-Jan-2002 30-Jan-2032
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR06    0000005509 JPY                     1,000,000,000     7,534,091  04-Feb-2002 04-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR19    0000005503 JPY                     2,100,000,000    15,678,076  05-Feb-2002 05-Sep-2031
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR      0000005492 JPY                     2,000,000,000    14,995,876  06-Feb-2002 06-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0212JPYSTR      0000005501 JPY                     1,000,000,000     7,497,938  06-Feb-2002 06-Feb-2012
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR01    0000005496 JPY                     4,400,000,000    32,717,403  12-Feb-2002 12-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR02    0000005504 JPY                     1,000,000,000     7,435,774  12-Feb-2002 12-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR07    0000005510 JPY                     1,100,000,000     8,179,351  12-Feb-2002 12-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR08    0000005512 JPY                     3,000,000,000    22,307,321  12-Feb-2002 12-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR14    0000005519 JPY                     2,000,000,000    14,871,547  12-Feb-2002 12-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR09    0000005520 JPY                     1,000,000,000     7,435,774  12-Feb-2002 12-Feb-2032


                                                                       Page 3/10

-------------------------------------------------------------------------------------------------------------------------------
                                                   DESK: ALM,DFL,XPOOL,IBRD

BORROWING TYPE      DESCRIPTION         TRADE ID   CURRENCY EXTERNAL ID  CURRENCY AMOUNT US$ EQUIVALENT  SETTLEMENT    MATURITY
                                                                                                         DATE          DATE
--------------      -----------         --------   -------- -----------  --------------- --------------  ----------    --------

-------------------------------------------------------------------------------------------------------------------------------
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR12    0000005508 JPY                     3,400,000,000    25,433,874  14-Feb-2002 15-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0222JPYSTR      0000005518 JPY                     1,700,000,000    12,716,937  14-Feb-2002 14-Feb-2022
BOND/SELL JPY/IBRD/GDIF/0227JPYSTR      0000005528 JPY                     1,000,000,000     7,480,551  14-Feb-2002 14-Feb-2027
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR05    0000005507 JPY                     1,100,000,000     8,319,152  15-Feb-2002 18-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR03    0000005502 JPY                     3,000,000,000    22,553,847  19-Feb-2002 19-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR04    0000005505 JPY                     3,000,000,000    22,553,847  19-Feb-2002 19-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR13    0000005515 JPY                     3,200,000,000    24,057,437  19-Feb-2002 19-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0212JPYSTR01    0000005524 JPY                     1,000,000,000     7,533,240  20-Feb-2002 21-Feb-2012
BOND/SELL JPY/IBRD/0232JPYSTR13         0000005539 JPY                     3,000,000,000    22,599,721  20-Feb-2002 20-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0222JPYSTR01    0000005525 JPY                     2,500,000,000    18,679,020  21-Feb-2002 17-Feb-2022
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR12    0000005531 JPY                     1,900,000,000    14,196,055  21-Feb-2002 21-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR10    0000005521 JPY                     1,000,000,000     7,475,518  25-Feb-2002 25-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR11    0000005526 JPY                     3,000,000,000    22,426,555  25-Feb-2002 25-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR14    0000005541 JPY                     1,000,000,000     7,475,518  25-Feb-2002 25-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR15    0000005542 JPY                     1,000,000,000     7,475,518  25-Feb-2002 25-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0232JPYSTR16    0000005546 JPY                     3,000,000,000    22,426,555  25-Feb-2002 25-Feb-2032
BOND/SELL JPY/IBRD/GDIF/0227JPYSTR01    0000005563 JPY                     1,000,000,000     7,467,702  27-Feb-2002 27-Feb-2027
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR18    0000005558 JPY                     3,000,000,000    22,249,414  01-Mar-2002 01-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR17    0000005551 JPY                     1,000,000,000     7,455,454  04-Mar-2002 05-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR19    0000005560 JPY                     1,200,000,000     8,946,544  04-Mar-2002 04-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR20    0000005564 JPY                     1,000,000,000     7,455,454  04-Mar-2002 04-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0327JPYSTR06    0000005579 JPY                     1,100,000,000     8,200,999  04-Mar-2002 04-Mar-2027
BOND/SELL JPY/IBRD/GDIF/0322JPYSTR07    0000005553 JPY                     1,700,000,000    12,875,862  07-Mar-2002 07-Mar-2022
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR18    0000005567 JPY                     1,000,000,000     7,767,895  11-Mar-2002 11-Dec-2031
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR23    0000005569 JPY                     2,000,000,000    15,535,791  11-Mar-2002 11-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR26    0000005585 JPY                     2,000,000,000    15,535,791  11-Mar-2002 11-Mar-2032
BOND/SELL JPY/IBRD/MLT/0332JPYSTR15     0000005547 JPY                    10,000,000,000    77,987,906  12-Mar-2002 12-Mar-2032
BOND/SELL JPY/IBRD/MLT/0332JPYSTR16     0000005548 JPY                    10,000,000,000    77,987,906  12-Mar-2002 12-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR21    0000005565 JPY                     1,000,000,000     7,798,791  12-Mar-2002 12-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0327JPYSTR05    0000005578 JPY                     1,000,000,000     7,798,791  12-Mar-2002 12-Mar-2027
BOND/SELL JPY/IBRD/GDIF/0312JPYSTR01    0000005595 JPY                     1,000,000,000     7,760,060  13-Mar-2002 13-Mar-2012
BOND/SELL JPY/IBRD/GDIF/0327JPYSTR04    0000005574 JPY                     1,300,000,000    10,088,859  14-Mar-2002 15-Mar-2027
BOND/SELL JPY/IBRD/GDIF/0317JPYSTR01    0000005576 JPY                     3,000,000,000    23,281,982  14-Mar-2002 14-Mar-2017
BOND/SELL JPY/IBRD/GDIF/0327JPYSTR03    0000005568 JPY                     2,000,000,000    15,541,827  18-Mar-2002 18-Mar-2027
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR27    0000005586 JPY                     1,000,000,000     7,770,913  18-Mar-2002 18-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR31    0000005593 JPY                     2,300,000,000    17,873,101  18-Mar-2002 18-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR32    0000005594 JPY                     3,000,000,000    23,312,740  18-Mar-2002 18-Mar-2032


                                                                       Page 4/10

-------------------------------------------------------------------------------------------------------------------------------
                                                   DESK: ALM,DFL,XPOOL,IBRD

BORROWING TYPE      DESCRIPTION         TRADE ID   CURRENCY EXTERNAL ID  CURRENCY AMOUNT US$ EQUIVALENT  SETTLEMENT    MATURITY
                                                                                                         DATE          DATE
--------------      -----------         --------   -------- -----------  --------------- --------------  ----------    --------

-------------------------------------------------------------------------------------------------------------------------------
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR39    0000005606 JPY                     2,600,000,000    20,204,375  18-Mar-2002 18-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR43    0000005612 JPY                     1,600,000,000    12,433,462  18-Mar-2002 18-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR44    0000005613 JPY                     2,000,000,000    15,541,827  18-Mar-2002 19-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR22    0000005573 JPY                     2,300,000,000    17,799,791  19-Mar-2002 19-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR25    0000005582 JPY                     6,900,000,000    53,399,373  19-Mar-2002 19-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR28    0000005587 JPY                     1,000,000,000     7,739,040  19-Mar-2002 19-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR29    0000005589 JPY                     4,000,000,000    30,956,158  19-Mar-2002 19-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR30    0000005592 JPY                     3,000,000,000    23,217,119  19-Mar-2002 19-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR48    0000005621 JPY                     1,000,000,000     7,617,887  20-Mar-2002 25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR24    0000005583 JPY                     3,100,000,000    23,528,519  25-Mar-2002 25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR33    0000005597 JPY                     1,100,000,000     8,348,829  25-Mar-2002 25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR38    0000005605 JPY                     2,200,000,000    16,697,659  25-Mar-2002 25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0327JPYSTR07    0000005619 JPY                     1,000,000,000     7,589,845  25-Mar-2002 26-Mar-2027
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR50    0000005629 JPY                     2,300,000,000    17,456,643  25-Mar-2002 25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR51    0000005630 JPY                     3,000,000,000    22,769,534  25-Mar-2002 25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR54    0000005637 JPY                     1,100,000,000     8,348,829  25-Mar-2002 25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR55    0000005639 JPY                     1,000,000,000     7,589,845  25-Mar-2002 25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR37    0000005599 JPY                     1,000,000,000     7,535,795  26-Mar-2002 24-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0322JPYSTR08    0000005616 JPY                     1,300,000,000     9,796,534  26-Mar-2002 26-Mar-2022
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR46    0000005618 JPY                     1,500,000,000    11,303,693  26-Mar-2002 25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR52    0000005631 JPY                     5,000,000,000    37,678,975  26-Mar-2002 26-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR56    0000005645 JPY                     1,400,000,000    10,550,113  26-Mar-2002 25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0532JPYSTR      0000005664 JPY                     3,200,000,000    24,114,544  26-Mar-2002 26-May-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR41    0000005608 JPY                     1,700,000,000    12,765,160  27-Mar-2002 26-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR40    0000005609 JPY                     2,000,000,000    15,017,835  27-Mar-2002 25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR42    0000005611 JPY                     1,500,000,000    11,263,376  27-Mar-2002 27-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR45    0000005615 JPY                     1,700,000,000    12,765,160  27-Mar-2002 25-Mar-2032
BOND/SELL JPY/IBRD/0322JPYSTR09         0000005620 JPY                     1,000,000,000     7,508,917  27-Mar-2002 28-Mar-2022
BOND/SELL JPY/IBRD/GDIF/0327JPYSTR38    0000005633 JPY                     1,200,000,000     9,010,701  27-Mar-2002 26-Mar-2027
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR57    0000005649 JPY                     1,000,000,000     7,508,917  27-Mar-2002 19-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR58    0000005652 JPY                     1,400,000,000    10,512,484  27-Mar-2002 25-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR47    0000005617 JPY                     2,000,000,000    15,004,313  28-Mar-2002 28-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0322JPYSTR10    0000005642 JPY                     2,000,000,000    15,004,313  28-Mar-2002 28-Mar-2022
                                                                                         -------------
TOTAL BY CURRENCY                                                                        1,917,337,302
                                                                                         -------------

NORWEGIAN KRONE
BOND/SELL NOK/IBRD/0205NOK06.00         0000005566 NOK                       200,000,000    22,438,379  28-Feb-2002 07-Feb-2005
                                                                                         -------------


                                                                       Page 5/10

-------------------------------------------------------------------------------------------------------------------------------
                                                   DESK: ALM,DFL,XPOOL,IBRD

BORROWING TYPE      DESCRIPTION         TRADE ID   CURRENCY EXTERNAL ID  CURRENCY AMOUNT US$ EQUIVALENT  SETTLEMENT    MATURITY
                                                                                                         DATE          DATE
--------------      -----------         --------   -------- -----------  --------------- --------------  ----------    --------

-------------------------------------------------------------------------------------------------------------------------------
TOTAL BY CURRENCY                                                                           22,438,379
                                                                                         -------------

POLISH ZLOTY
BOND/SELL PLN/IBRD/GDIF/0207PLN08.00    0000005556 PLN                       100,000,000    24,032,684  22-Feb-2002 22-Feb-2007
                                                                                         -------------
TOTAL BY CURRENCY                                                                           24,032,684
                                                                                         -------------

UNITED STATES DOLLAR
BOND/SELL USD/IBRD/GDIF/0105USD04.00    0000005468 USD                     3,000,000,000 3,000,000,000  10-Jan-2002 10-Jan-2005
BOND/SELL USD/IBRD/GDIF/0109USDSTR      0000005457 USD                        30,000,000    30,000,000  14-Jan-2002 14-Jan-2009
BOND/SELL USD/IBRD/GDIF/0105USD03.35    0000005478 USD                        10,000,000    10,000,000  28-Jan-2002 28-Jan-2005
BOND/SELL USD/IBRD/GDIF/0106USD03.97    0000005479 USD                        10,000,000    10,000,000  28-Jan-2002 30-Jan-2006
BOND/SELL USD/IBRD/GDIF/0107USD04.40    0000005475 USD                        11,000,000    11,000,000  29-Jan-2002 30-Jan-2007
BOND/SELL USD/IBRD/GDIF/0105USD03.50    0000005476 USD                        16,000,000    16,000,000  29-Jan-2002 28-Jan-2005
BOND/SELL USD/IBRD/GDIF/0205USD03.26    0000005499 USD                       150,000,000   150,000,000  29-Jan-2002 01-Feb-2005
BOND/SELL USD/IBRD/GDIF/0105USD03.37    0000005488 USD                        30,000,000    30,000,000  30-Jan-2002 31-Jan-2005
BOND/SELL USD/IBRD/GDIF/0222USDSTR02    0000005530 USD                        20,000,000    20,000,000  07-Feb-2002 07-Feb-2022
BOND/SELL USD/IBRD/GDIF/0208USD04.55    0000005511 USD                       200,000,000   200,000,000  19-Feb-2002 19-Feb-2008
BOND/SELL USD/IBRD/GDIF/0206USD03.88    0000005535 USD                        10,000,000    10,000,000  21-Feb-2002 21-Feb-2006
BOND/SELL USD/IBRD/GDIF/0205USD03.50    0000005538 USD                        15,000,000    15,000,000  21-Feb-2002 22-Feb-2005
BOND/SELL USD/IBRD/GDIF/0210USDSTR03    0000005516 USD                        15,000,000    15,000,000  22-Feb-2002 22-Feb-2010
BOND/SELL USD/IBRD/GDIF/0222USDSTR01    0000005517 USD                        20,000,000    20,000,000  22-Feb-2002 22-Feb-2022
BOND/SELL USD/IBRD/GDIF/0222USDSTR03    0000005534 USD                        20,000,000    20,000,000  22-Feb-2002 22-Feb-2022
BOND/SELL USD/IBRD/GDIF/0207USD04.25    0000005540 USD                        16,500,000    16,500,000  26-Feb-2002 26-Feb-2007
BOND/SELL USD/IBRD/GDIF/0205USD03.30    0000005557 USD                        30,000,000    30,000,000  27-Feb-2002 28-Feb-2005
BOND/SELL USD/IBRD/GDIF/0305USD03.43    0000005543 USD                       150,000,000   150,000,000  07-Mar-2002 07-Mar-2005
BOND/SELL USD/IBRD/GDIF/0305USD03.65    0000005577 USD                        10,000,000    10,000,000  07-Mar-2002 07-Mar-2005
BOND/SELL USD/IBRD/GDIF/0309USD05.12    0000005596 USD                       500,000,000   500,000,000  13-Mar-2002 13-Mar-2009
BOND/SELL USD/IBRD/GDIF/0305USD03.62    0000005659 USD                        23,400,000    23,400,000  21-Mar-2002 22-Mar-2005
BOND/SELL USD/IBRD/GDIF/0307USD04.30    0000005604 USD                        14,000,000    14,000,000  25-Mar-2002 26-Mar-2007
BOND/SELL USD/IBRD/GDIF/0305USD03.76    0000005622 USD                        80,000,000    80,000,000  25-Mar-2002 30-Mar-2005
                                                                                         -------------
TOTAL BY CURRENCY                                                                        4,380,900,000
                                                                                         -------------

SOUTH AFRICAN RAND
BOND/SELL ZAR/IBRD/GDIF/1207ZAR10.75    0000005506 ZAR                       150,000,000    13,129,161  20-Feb-2002 12-Dec-2007
BOND/SELL ZAR/IBRD/GDIF/1207ZAR10.75    0000005570 ZAR                       150,000,000    12,610,394  12-Mar-2002 12-Dec-2007
BOND/SELL ZAR/IBRD/GDIF/0304ZAR12.00    0000005650 ZAR                       150,000,000    12,953,369  26-Mar-2002 26-Mar-2004
                                                                                         -------------
TOTAL BY CURRENCY                                                                           38,692,923
                                                                                         =============
TOTAL                                                                                    6,687,936,500
                                                                                         -------------


                                                                       Page 6/10

-------------------------------------------------------------------------------------------------------------------------------
                                                   DESK: ALM,DFL,XPOOL,IBRD

BORROWING TYPE      DESCRIPTION         TRADE ID   CURRENCY EXTERNAL ID  CURRENCY AMOUNT US$ EQUIVALENT  SETTLEMENT    MATURITY
                                                                                                         DATE          DATE
--------------      -----------         --------   -------- -----------  --------------- --------------  ----------    --------

-------------------------------------------------------------------------------------------------------------------------------
        MTBOZ

BRAZILIAN REAL
BOND/SELL BRL/IBRD/GDIF/0405BRLSTR      0000005628 BRL                        80,000,000    34,086,067  22-Mar-2002 04-Apr-2005
                                                                                         -------------
TOTAL BY CURRENCY                                                                           34,086,067
                                                                                         -------------

UNITED STATES DOLLAR
BOND/SELL USD/IBRD/GDIF/0322USDSTR      0000005580 USD                        72,000,000    72,000,000  11-Mar-2002 11-Mar-2022
BOND/SELL USD/IBRD/GDIF/0322USDSTR01    0000005648 USD                        75,000,000    75,000,000  28-Mar-2002 28-Mar-2022
                                                                                         -------------
TOTAL BY CURRENCY                                                                          147,000,000
                                                                                         =============
TOTAL                                                                                      181,086,067
                                                                                         -------------


                                                                       Page 7/10

-------------------------------------------------------------------------------------------------------------------------------
                                                   DESK: ALM,DFL,XPOOL,IBRD

BORROWING TYPE      DESCRIPTION         TRADE ID   CURRENCY EXTERNAL ID  CURRENCY AMOUNT US$ EQUIVALENT  SETTLEMENT    MATURITY
                                                                                                         DATE          DATE
--------------      -----------         --------   -------- -----------  --------------- --------------  ----------    --------

-------------------------------------------------------------------------------------------------------------------------------
MATURING BORROWINGS

        MTBOC

SWISS FRANC
BOND/SELL CHF/IBRD/MLT/0102CHF04.00     0000000080 CHF      CHF0242MLT01     250,000,000   149,062,398  28-Jan-1994 28-Jan-2002
                                                                                           -----------
TOTAL BY CURRENCY                                                                          149,062,398
                                                                                           -----------
EURO CURRENCY
BOND/SELL EUR/IBRD/MLT/0105NLG07.88E    0000000375 EUR      NLG0063MLT03       1,225,207     1,093,436  15-Jan-1985 14-Jan-2002
BOND/SELL EUR/IBRD/MTN/0202ITL10.65E    0000000300 EUR      ITL1015MTN01      25,822,845    22,290,280  04-Feb-1992 04-Feb-2002
BOND/SELL EUR/IBRD/GMTN/0302FRF05.75E   0000000156 EUR      FRF0526GMT01      76,224,512    65,968,504  04-Mar-1996 04-Mar-2002
BOND/SELL EUR/IBRD/GDIF/0102GRD07.00E   0000001093 EUR      GRD0755GDI01      44,020,543    39,770,360  07-Jan-1999 07-Jan-2002
BOND/SELL EUR/IBRD/GDIF/0102GRD07.00E   0000001102 EUR      GRD0755GDI02      14,673,514    13,256,786  07-Jan-1999 07-Jan-2002
BOND/SELL EUR/IBRD/GDIF/0202GRD06.25E   0000001123 EUR      GRD0758GDI01     117,388,114   101,681,584  01-Feb-1999 01-Feb-2002
BOND/SELL EUR/IBRD/GDIF/0202GRD06.25E   0000001142 EUR      GRD0758GDI02      29,347,029    25,420,397  01-Feb-1999 01-Feb-2002
BOND/SELL EUR/IBRD/GDIF/0202GRD06.00E   0000003371 EUR      GRD0771GDI01      88,041,088    76,683,788  25-Feb-1999 25-Feb-2002
BOND/SELL EUR/IBRD/GDIF/0202GRD06.25E   0000003605 EUR      GRD0758GDI03      44,020,543    38,130,594  22-Mar-1999 01-Feb-2002
                                                                                         -------------
TOTAL BY CURRENCY                                                                          384,295,728
                                                                                         -------------

HONG KONG DOLLAR
BOND/SELL HKD/IBRD/GDIF/0102HKDFLT      0000001127 HKD      HKD0766GDI01     300,000,000    38,466,963  22-Jan-1999 22-Jan-2002
BOND/SELL HKD/IBRD/GDIF/0102HKDFLT      0000001129 HKD      HKD0766GDI02     200,000,000    25,644,642  22-Jan-1999 22-Jan-2002
BOND/SELL HKD/IBRD/GDIF/0302HKD07.31    0000003568 HKD      HKD0777GDI01     300,000,000    38,463,758  22-Mar-1999 22-Mar-2002
                                                                                         -------------
TOTAL BY CURRENCY                                                                          102,575,363
                                                                                         -------------

JAPANESE YEN
BOND/SELL JPY/IBRD/MLT/0303JPY05.50     0000000331 JPY      JPY0154MLT01   5,900,000,000    44,780,084  25-Mar-1988 25-Mar-2002
BOND/SELL JPY/IBRD/MLT/0302JPY05.25     0000000349 JPY      JPY0205MLT01 250,000,000,000 1,904,471,845  02-Apr-1992 20-Mar-2002
BOND/SELL JPY/IBRD/MLT/0302JPYFLT       0000000355 JPY      JPY0212MLT01   2,000,000,000    15,160,130  08-Jun-1994 08-Mar-2002
                                                                                         -------------
TOTAL BY CURRENCY                                                                        1,964,412,059
                                                                                         -------------

NEW ZEALAND DOLLAR
BOND/SELL NZD/IBRD/GMTN/0102NZD07.25    0000000393 NZD      NZD0567GMT01     200,000,000    84,670,000  16-Jan-1997 16-Jan-2002
                                                                                         -------------
TOTAL BY CURRENCY                                                                           84,670,000
                                                                                         -------------

SLOVAK KORUNA
BOND/SELL SKK/IBRD/GDIF/0202SKK10.25    0000004307 SKK                       750,000,000    15,297,693  04-Feb-2000 04-Feb-2002
                                                                                         -------------
TOTAL BY CURRENCY                                                                           15,297,693
                                                                                         -------------

UNITED STATES DOLLAR
BOND/SELL USD/IBRD/COLTS/0202USD09.61   0000000670 USD      USD0963COL01         100,000       100,000  28-Feb-1989 28-Feb-2002
BOND/SELL USD/IBRD/COLTS/0302USD08.50   0000000818 USD      USD1522COL01         100,000       100,000  15-Mar-1991 15-Mar-2002


                                                                       Page 8/10

-------------------------------------------------------------------------------------------------------------------------------
                                                   DESK: ALM,DFL,XPOOL,IBRD

BORROWING TYPE      DESCRIPTION         TRADE ID   CURRENCY EXTERNAL ID  CURRENCY AMOUNT US$ EQUIVALENT  SETTLEMENT    MATURITY
                                                                                                         DATE          DATE
--------------      -----------         --------   -------- -----------  --------------- --------------  ----------    --------

-------------------------------------------------------------------------------------------------------------------------------
BOND/SELL USD/IBRD/COLTS/0302USD08.45   0000000824 USD      USD1538COL01          45,000        45,000  26-Apr-1991 15-Mar-2002
BOND/SELL USD/IBRD/MLT/0102USD06.75     0000000529 USD      USD0244MLT01   1,500,000,000 1,500,000,000  16-Jan-1992 16-Jan-2002
BOND/SELL USD/IBRD/GDIF/0302USD05.25    0000003565 USD      USD0776GDI01   1,000,000,000 1,000,000,000  04-Mar-1999 04-Mar-2002
BOND/SELL USD/IBRD/GDIF/0302USD06.75    0000004379 USD                     2,000,000,000 2,000,000,000  06-Mar-2000 06-Mar-2002
                                                                                         -------------
TOTAL BY CURRENCY                                                                        4,500,245,000
                                                                                         -------------

SOUTH AFRICAN RAND
BOND/SELL ZAR/IBRD/GMTN/0102ZAR15.00    0000000853 ZAR      ZAR0565GMT01     100,000,000     8,298,755  08-Jan-1997 08-Jan-2002
BOND/SELL ZAR/IBRD/GMTN/0302ZAR14.50    0000000858 ZAR      ZAR0569GMT01     100,000,000     8,944,544  06-Mar-1997 06-Mar-2002
BOND/SELL ZAR/IBRD/GDIF/0102ZAR16.00    0000001108 ZAR      ZAR0759GDI01     300,000,000    26,443,368  22-Jan-1999 22-Jan-2002
                                                                                         -------------
TOTAL BY CURRENCY                                                                           43,686,667
                                                                                         =============
TOTAL                                                                                    7,244,244,908
                                                                                         -------------

        MTBOZ

UNITED STATES DOLLAR
BOND/SELL USD/IBRD/MLT/0202USD00.002    0000000490 USD      USD0189MLT47      18,000,000    18,000,000  06-Mar-1985 15-Feb-2002
BOND/SELL USD/IBRD/MLT/0202USD00.00     0000001072 USD      USD0196MLT01      20,000,000    20,000,000  07-Jan-1986 15-Feb-2002
BOND/SELL USD/IBRD/COLTS/0302USD00.00   0000000749 USD      USD1386COL01          71,000        71,000  11-Jan-1990 15-Mar-2002
BOND/SELL USD/IBRD/COLTS/0202USD00.001  0000000811 USD      USD1506COL01         195,000       195,000  15-Feb-1991 15-Feb-2002
                                                                                         -------------
TOTAL BY CURRENCY                                                                           38,266,000
                                                                                         =============
TOTAL                                                                                       38,266,000
                                                                                         -------------


                                                                       Page 9/10

-------------------------------------------------------------------------------------------------------------------------------
                                                   DESK: ALM,DFL,XPOOL,IBRD

BORROWING TYPE      DESCRIPTION         TRADE ID   CURRENCY EXTERNAL ID  CURRENCY AMOUNT US$ EQUIVALENT  SETTLEMENT    MATURITY
                                                                                                         DATE          DATE
--------------      -----------         --------   -------- -----------  --------------- --------------  ----------    --------

-------------------------------------------------------------------------------------------------------------------------------
EARLY RETIREMENT

        MTBOC

EURO CURRENCY
BOND/BUY EUR/IBRD/GMTN/1207ITLSTRE      0000005497 EUR      BUYBACK           11,529,900     9,913,985  30-Jan-2002 18-Dec-2007
BOND/BUY EUR/IBRD/GDIF/0610ITLSTRE      0000005498 EUR                        13,099,929    11,263,974  30-Jan-2002 29-Jun-2010
                                                                                         -------------
TOTAL BY CURRENCY                                                                           21,177,959
                                                                                         -------------

JAPANESE YEN
BOND/BUY JPY/IBRD/GDIF/0121JPYSTR02     0000005421 JPY                     2,800,000,000    21,162,422  11-Jan-2002 11-Jan-2021
BOND/BUY JPY/IBRD/GDIF/0111JPYSTR       0000005422 JPY                     2,000,000,000    15,116,015  11-Jan-2002 11-Jan-2019
BOND/BUY JPY/IBRD/GDIF/0121JPYSTR01     0000005442 JPY                     1,000,000,000     7,608,614  18-Jan-2002 18-Jan-2021
BOND/BUY JPY/IBRD/MLT/1204JPY04.75      0000005471 JPY                     5,000,000,000    37,635,013  22-Jan-2002 20-Dec-2004
BOND/BUY JPY/IBRD/GDIF/0121JPYSTR03     0000005450 JPY                     1,200,000,000     8,955,558  25-Jan-2002 25-Jan-2021
BOND/BUY JPY/IBRD/GDIF/0226JPYSTR01     0000005470 JPY                     1,500,000,000    11,198,625  05-Feb-2002 05-Feb-2026
BOND/BUY JPY/IBRD/GDIF/0220JPYSTR       0000005554 JPY                     1,000,000,000     7,517,949  19-Feb-2002 17-Feb-2020
BOND/BUY JPY/IBRD/GDIF/0126JPYSTR       0000005549 JPY      BUYBACK        1,400,000,000    10,468,073  22-Feb-2002 29-Jan-2026
BOND/BUY JPY/IBRD/MLT/0221JPYSTR04      0000005483 JPY                    10,000,000,000    74,755,182  25-Feb-2002 25-Feb-2021
BOND/BUY JPY/IBRD/GDIF/0220JPYSTR01     0000005522 JPY                     1,450,000,000    10,839,501  25-Feb-2002 24-Feb-2020
BOND/BUY JPY/IBRD/GDIF/0620JPYSTR02     0000005523 JPY                     2,000,000,000    14,905,908  26-Feb-2002 26-Jun-2020
BOND/BUY JPY/IBRD/GDIF/0321JPYSTR02     0000005532 JPY                     2,000,000,000    14,986,886  05-Mar-2002 05-Mar-2021
BOND/BUY JPY/IBRD/GDIF/0326JPYSTR11     0000005591 JPY                     2,000,000,000    15,535,791  11-Mar-2002 25-Mar-2026
BOND/BUY JPY/IBRD/GDIF/0719JPYSTR03     0000005561 JPY                     1,200,000,000     9,286,128  15-Mar-2002 15-Jul-2019
BOND/BUY JPY/IBRD/GDIF/0326JPYSTR12     0000005562 JPY                     2,000,000,000    15,541,827  18-Mar-2002 16-Mar-2026
BOND/BUY JPY/IBRD/MLT/0320JPYSTR02      0000005588 JPY                     7,600,000,000    59,058,942  18-Mar-2002 18-Mar-2020
BOND/BUY JPY/IBRD/GDIF/0320JPYSTR       0000005632 JPY                     2,000,000,000    15,541,827  18-Mar-2002 16-Mar-2020
BOND/BUY JPY/IBRD/GDIF/0720JPYSTR08     0000005600 JPY                     2,000,000,000    15,179,690  22-Mar-2002 28-Jul-2020
BOND/BUY JPY/IBRD/GDIF/0326JPYSTR08     0000005590 JPY                     1,000,000,000     7,589,845  25-Mar-2002 25-Mar-2026
BOND/BUY JPY/IBRD/GDIF/0719JPYSTR02     0000005614 JPY                     1,000,000,000     7,589,845  25-Mar-2002 07-Jul-2019
BOND/BUY JPY/IBRD/GDIF/0926JPYSTR       0000005627 JPY                     1,000,000,000     7,589,845  25-Mar-2002 24-Sep-2026
BOND/BUY JPY/IBRD/GDIF/0321JPYSTR       0000005581 JPY                     1,500,000,000    11,303,693  26-Mar-2002 26-Mar-2021
BOND/BUY JPY/IBRD/MLT/0320JPYSTR07      0000005603 JPY                     1,400,000,000    10,550,113  26-Mar-2002 26-Mar-2020
BOND/BUY JPY/IBRD/GDIF/0320JPYSTR09     0000005634 JPY                     1,800,000,000    13,564,431  26-Mar-2002 26-Mar-2020
BOND/BUY JPY/IBRD/GDIF/0321JPYSTR06     0000005646 JPY                     1,000,000,000     7,535,795  26-Mar-2002 26-Mar-2021
BOND/BUY JPY/IBRD/GDIF/1225JPYSTR01     0000005651 JPY      BUYBACK        1,000,000,000     7,508,917  27-Mar-2002 27-Dec-2025
BOND/BUY JPY/IBRD/GDIF/0320JPYSTR10     0000005658 JPY                     1,100,000,000     8,306,589  30-Mar-2002 30-Mar-2020
                                                                                         -------------
TOTAL BY CURRENCY                                                                          446,833,024
                                                                                         -------------


                                                                      Page 10/10

-------------------------------------------------------------------------------------------------------------------------------
                                                   DESK: ALM,DFL,XPOOL,IBRD

BORROWING TYPE      DESCRIPTION         TRADE ID   CURRENCY EXTERNAL ID  CURRENCY AMOUNT US$ EQUIVALENT  SETTLEMENT    MATURITY
                                                                                                         DATE          DATE
--------------      -----------         --------   -------- -----------  --------------- --------------  ----------    --------

-------------------------------------------------------------------------------------------------------------------------------
UNITED STATES DOLLAR
BOND/BUY USD/IBRD/GDIF/0109USDSTR01     0000005456 USD                       150,000,000   150,000,000  14-Jan-2002 13-Jan-2009
BOND/BUY USD/IBRD/GDIF/0708USD05.17     0000005474 USD      BUYBACK           24,000,000    24,000,000  22-Jan-2002 10-Jul-2008
BOND/BUY USD/IBRD/MLT/0326USD08.88      0000005480 USD                        23,199,000    23,199,000  22-Jan-2002 01-Mar-2026
BOND/BUY USD/IBRD/GDIF/0110USDSTR02     0000005490 USD                        10,000,000    10,000,000  28-Jan-2002 28-Jan-2010
BOND/BUY USD/IBRD/GDIF/0209USDSTR       0000005472 USD                       250,000,000   250,000,000  04-Feb-2002 02-Feb-2009
BOND/BUY USD/IBRD/GDIF/0708USD05.17     0000005533 USD      BUYBACK           17,000,000    17,000,000  19-Feb-2002 10-Jul-2008
BOND/BUY USD/IBRD/GDIF/0508USDSTR       0000005571 USD      BUYBACK           21,242,000    21,242,000  08-Mar-2002 06-May-2008
BOND/BUY USD/IBRD/GDIF/0306USDSTR       0000005584 USD                       100,000,000   100,000,000  11-Mar-2002 09-Mar-2006
BOND/BUY USD/IBRD/GDIF/0309USDSTR       0000005550 USD                        50,000,000    50,000,000  12-Mar-2002 12-Mar-2009
BOND/BUY USD/IBRD/GDIF/0309USDSTR       0000005552 USD                       100,000,000   100,000,000  12-Mar-2002 12-Mar-2009
BOND/BUY USD/IBRD/GDIF/0307USDSTR01     0000005625 USD                       250,000,000   250,000,000  22-Mar-2002 22-Mar-2007
BOND/BUY USD/IBRD/GMTN/0307USDSTR       0000005610 USD                       100,000,000   100,000,000  26-Mar-2002 26-Mar-2007
BOND/BUY USD/IBRD/GDIF/0905USD06.28     0000005665 USD      BUYBACK           10,000,000    10,000,000  26-Mar-2002 06-Sep-2005
                                                                                         -------------
TOTAL BY CURRENCY                                                                        1,105,441,000
                                                                                         -------------
TOTAL                                                                                    1,573,451,983
                                                                                         -------------

        MTBOZ

EURO CURRENCY
BOND/BUY EUR/IBRD/GMTN/1011ITLSTRE      0000005493 EUR                        27,134,645    24,034,512  25-Jan-2002 03-Oct-2011
                                                                                         -------------
TOTAL BY CURRENCY                                                                           24,034,512
                                                                                         -------------

UNITED STATES DOLLAR
BOND/BUY USD/IBRD/COLTS/0331USD00.001   0000005513 USD      BUYBACK           56,295,000    56,295,000  29-Jan-2002 11-Mar-2031
BOND/BUY USD/IBRD/COLTS/0331USD00.001   0000005514 USD      BUYBACK           30,000,000    30,000,000  29-Jan-2002 11-Mar-2031
BOND/BUY USD/IBRD/MLT/0215USD00.00      0000005555 USD      BUYBACK           25,000,000    25,000,000  25-Feb-2002 15-Feb-2015
                                                                                         -------------
TOTAL BY CURRENCY                                                                          111,295,000
                                                                                         -------------
TOTAL                                                                                      135,329,512